

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Ben Wang
Chief Financial Officer
RINO International Corporation
11 Youquan Road, Zhanqian Street, Jinzhou District
Dalian, People's Republic of China 116100

> **Re:** **RINO International Corporation**
> **Item 4.02 Forms 8-K**
> **Filed November 19, 2010**
> **File No. 001-34402**

Dear Mr. Wang:

We have reviewed your Item 4.02 Forms 8-K and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Forms 8-K Filed November 19, 2010

1. Item 4.02(c) of Form 8-K requires that you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b). Please request that your independent accountants furnish to you, as promptly as possible, a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which they do not agree. Additionally, please amend your previously filed Form 8-K by filing the independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after your receipt of the letter.

2. Please tell us whether you intend to file restated financial statements. If so, please tell us how and when you intend to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief